Filed by Biogen, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Biogen, Inc. Commission File No. 0-12042 This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the "Merger Agreement"), by and among IDEC Pharmaceuticals Corporation ("IDEC"), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. ("Biogen"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing. The following is a presentation to be given to the Company's employees by senior management. The presentation will also be available via the Company's intranet site.

BIOGEN IDEC INC. Employee Meeting Presentation

Today's Discussion Additional Information and Where to Find It IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.

Today's Discussion Safe Harbor Statement This presentation contains "forward-looking" statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements' current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products. For more detailed information on the risks and uncertainties associated with each company's business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Introducing BIOGEN IDEC INC. A powerful partnership to advance the standard of care through science

Today's Discussion Why we will merge...The strategic advantages What we will look like...The organizational structure Why the cultures mesh... A shared philosophy What this means to employees...What we know, what we don't know Where we go from here...The integration planning process

Why We Will Merge... The Strategic Advantages

Mutual Business Advantages Marketplace Synergies Immediate diversification of product portfolio Acceleration of respective drug-development programs Partner-of-choice for out-licensing Operational Synergies Minimal operational redundancy No restructuring costs or infrastructure buildups Streamlined integration

A True Merger of Equals New biotechnology industry leader BIOGEN Pioneer in Immunology, Neurobiology Developing in oncology New product: AMEVIVE Blockbuster drug: AVONEX (#1 MS product globally, $1.1 billion in 2002) IDEC Leader in Oncology Growing focus on autoimmune diseases Blockbuster drug: Rituxan (#1 cancer therapeutic in US, $1.47 billion in 2002) New product: Zevalin

Biogen and IDEC Facts and Figures Headquarters: Cambridge, MA Employees: Over 2,700 2002 revenue: $1,148MM 2002 earnings: $242MM Net cash1: $771MM Market cap2: $6,676MM 1 Cash balance as of 31-Mar-2003. IDEC' debt balance as of 31-Mar-2003 excludes in-the-money convertible notes. 2 Fully diluted market capitalization as of 20-June-2003. Dilutive impact of options calculated using the treasury method. Includes conversion of IDEC in-the-money convertible debt and convertible preferred stock. Headquarters: San Diego, CA Employees: 1,000 2002 revenue: $404MM 2002 earnings: $148MM Net cash1: $756MM Market cap2: $6,977MM BIOGEN IDEC

Research Triangle Park, NC Europe: Direct Sales Force & Operations in 13 countries Cambridge, MA: Future headquarters of BIOGEN IDEC Oceanside, CA San Diego, CA Australia/NZ Japan Canada Expanded Global Presence

Biogen IDEC Product and Pipeline Synergies VLA-4sm VLA-1 Monoclonal Antibody Neublastin Lymphotoxin Beta Receptor Islands-152 Islands-151 Islands-131 Islands-114 Rituxan Antegren Amevive Avonex Brady 200 200 500 500 1250 2400 2400 Izzo 0 900 900 900 900 1250 1,000 N/A N/A N/A 1,000 1,000+ 700+ $1,300MM Multiple sclerosis Psoriasis Multiple sclerosis Crohn's disease Allergic asthma Neurodegenerative disease Autoimmune disease Scleroderma, rheumatoid arthritis, cirrhosis Asthma Autoimmune, Inflammation and Other PC PI PII PIII Filed Market 1,000+ Rheumatoid arthritis, MS, other autoimmune N/A Autoimmune disease N/A Autoimmune disease N/A Autoimmune disease Avonex Amevive Antegren Rituxan IDEC -114 IDEC -131 IDEC -151 IDEC -152 Lymphotoxin Beta Receptor Neublastin VLA - 1 Monoclonal Antibody VLA - 4sm Oncology Anti-CRIPTO Mab Lymphotoxin Beta Receptor mAb Provax Interferon Beta Gene Therapy Islands-152 Islands-114 Islands-160 Zevalin Rituxan Brady 100 100 200 250 Izzo 100 100 0 250 500 700 700 2400 2400 NHL and CLL Non-Hodgkin's B-cell lymphoma Advanced or metastatic cancer Non-Hodgkin's B-cell lymphoma Cancer indications Solid tumors N/A 500+ 250+ 500+ 250 Chronic lymphocytic leukemia 500+ $2,000MM+ Cancer indications N/A Rituxan Zevalin IDEC - 114 IDEC - 152 IDEC - 160 Interferon Beta Gene Therapy Anti-CRIPTO Mab Lymphotoxin Beta Receptor mAb LRP Estimated Peak Sales PC PI PII PIII Filed Market LRP Estimated Peak Sales

Products Well Distributed at Every Stage of the Lifecycle ANTEGREN 1 year post U.S. launch, moving earlier in the treatment paradigm - potential to displace chemotherapy New indications expected to drive significant growth into the future A compelling new biologic to treat psoriasis, launched in U.S. in February At $1BN, providing critical mass in revenue Powerful candidate for immunology franchise targeted for 2005

Financial Strength Today and Tomorrow Well-positioned to meet goals of: 15% annual revenue growth 20% annual cash EPS growth 35% operating margin 25% net margin Strategic use of expected $1.5 billion net cash balance Estimated $300 million planned operating expense synergies (2004-2007); cumulative additional cash flow (2004 to 2006)

Management: Breadth and Depth of Industry Pioneers Global Sales and Marketing Infrastructure World Class Biologics Process Sciences and Manufacturing 2 Blockbusters: Avonex and Rituxan $>550 Million of R&D in Bi-coastal Centers of Scientific Excellence A Leader in Immunology and Oncology $1.9BN in 2003E Pro Forma Revenues $1.5BN in Net Cash OE Synergies: >$300MM (est. 04-07) Goal: 5 Approved Products by 2005, 10+ Products in the Clinic BIOGEN IDEC INC. Merger Advances Strategic Objectives of Both Companies by 5 Years

What We Will Look Like... The Organizational Structure

Bill Rastetter IDEC Meet Our Chairman and CEO CEO Executive Chairman Jim Mullen Biogen

Our Leadership Team

Our Organizational Structure COO HR Legal Finance Development CEO Chairman Research New Ventures Corporate Strategy Business & Portfolio Development Commercial Technical Operations

Our Operational Structure Center of Excellence Oncology West Coast (San Diego) Headquarters: Cambridge, MA Manufacturing, Marketing, Sales Research and Development Center of Excellence Immunology East Coast (Cambridge)

How the Cultures Mesh... A Shared Philosophy

Common Roots Nobel Prize Winning Leaders Founded Revolutionary Products 1978 1985 Walter Gilbert, 1980 Sequencing nucleotides Philip Sharp, 1993 Discovery of split genes Kohler Milstein, 1984 Discovery of monoclonal antibodies Hepatitis B vaccine Alpha interferon Avonex (MS) Amevive (psoriasis) Rituxan (cancer) Zevalin (cancer) Anti-CD80 (psoriasis) Biogen IDEC

Shared Vision From BIOGEN "We dedicate ourselves daily to improving the lives of people around the world." From IDEC "IDEC is constantly in search of better ways to help people with life-threatening diseases by developing more useful therapeutic drugs."

BIOGEN IDEC Shared Values Face the facts Operate a meritocracy Build teams Keep talent a priority Value each individual Make an impact Communicate Embrace change See innovation as mandatory Trust, honesty, integrity, quality Team as a source of strength Zeal and commitment Growth, transformation, renewal Stay focused on those we serve Create new standards of care

Goal: Unified Value-Based Culture Our cultural hallmarks will be: Pride in innovation and discovery Accountability Teamwork Decision-making speed Honesty and candor Execution Meritocracy, and An appreciation that strength and competitiveness are gained and maintained through continual growth, transformation and renewal of the corporation and its employees.

What This Means to Employees...

This Merger Means: Opportunity Bigger company More diversification Greater financial strength New Challenges Contribute to the combined company's success Build something new

What You Can Expect You should expect that the Company will: Assign our best people to make critical decisions about the combined company Inform employees and departments as quickly as possible Be direct and honest along the way Provide competitive rewards In return, Biogen needs you to be: Patient. It will take time to do a thorough job Supportive. We will need the cooperation of many people to make this successful Prepared for change. Combining companies is difficult and will result in many changes, some may be uncomfortable, many will be exhilarating Focused on your goals. Few months until closing - most of 2003 performance will be at Biogen. A lot of work to do and challenging objectives to meet.

Competitive Rewards Commitment: Provide competitive programs for compensation and benefits Process: Evaluate and develop appropriate programs and policies Timing: Program/policies effective as soon as practical after merger closes

Integration Timeline Biogen and IDEC enter oncology deal, discover synergies Antitrust and SEC Filings Financial Analysis/ Due Diligence Roadshow to investors, analysts begins Integration Planning Teams form (companies operate independently until closing) TODAY Shareholder Approvals Integration begins Merger Closes Late Q3, Early Q4

Communication Plan Post questions on Bionet Merger Update What else would be helpful?

Questions?